August 8, 2018

Christopher Chapman
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
PO Box 3077
North Canton, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-04879

Dear Mr. Chapman:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page 53

1. Please revise to separately disclose software revenue from services. To the extent that software revenue is less than 10% of total revenue, explain your basis for including this revenue with services rather than products. We refer you to Rule 5-03 of Regulation S-X.
 Christopher Chapman
FirstName LastNameChristopher Chapman
Diebold Nixdorf, Incorporated
Comapany2018
August 8, NameDiebold Nixdorf, Incorporated
August 8, 2018 Page 2
Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue, page 9

2. You disclose on page 9 that the consideration specified in the contract excludes sales incentives. Please reconcile this with your disclosure on page 12 that the transaction price includes variable consideration, which would appear to include sales incentives.
         Also, revise your disclosure to specify the types of variable consideration as well as how you measure obligations for returns and refunds. Refer to ASC 606-10-50-20.
3. Please describe for us the nature of the professional services provided that modify the intellectual property such that they are not distinct from the software. Provide us with your analysis of the factors considered in determining that the services significantly modify or customize the software and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(b).
4. Please tell us whether customized software arrangements include customer acceptance provisions and how these provisions are considered when recognizing revenue.
5. Please tell us why the standalone selling price of software licences is typically estimated using the residual approach and how you met one of the criteria in ASC 606-10-32-34(c).
         To the extent you have determined the selling price for your software is highly variable;
         provide a comprehensive, quantitative discussion of such variability to support your conclusions.
6. We note that some professional service revenues are recognized ratably and some using input measures, typically costs incurred. However, you also disclose on page 12 that you use the "as invoiced" practical expedient for performance obligations satisfied over time.
         Please revise to clarify which performance obligations are recognized using the "as invoiced" practical expedient.
General

7. On your website you list Sudan as a country where you have banking partners and you identify Tanglewood Investments Ltd. and ISTINARA MATC as your business partners in that country. Sudan is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan, including contacts with its government, whether through subsidiaries, business partners or other direct or indirect arrangements. Also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by
 Christopher Chapman
Diebold Nixdorf, Incorporated
August 8, 2018
Page 3
         divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher Chapman
                                                             Division of
Corporation Finance
Comapany NameDiebold Nixdorf, Incorporated
                                                             Office of
Information Technologies
August 8, 2018 Page 3                                        and Services
FirstName LastName